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                           August 9, 2023

       Steve Carnes
       Cheif Executive Officer
       GEMZ Corp. NV
       2180 N. Park Avenue, Suite 200
       Winter Park, FL 32789

                                                        Re: GEMZ Corp. NV
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed August 8,
2023
                                                            File No. 024-12239

       Dear Steve Carnes:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Pearlyne
Paulemon at 202-551-8714 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Eric Newlan